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         As filed with the Securities and Exchange Commission on June 27, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000


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             A. Full title of the plan and the address of the plan:

                 BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES
                             Bank of Oklahoma Tower
                                 Tulsa, Oklahoma
                                      74192
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B.   Name of issuer of the securities  held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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         Exhibit Number                        Description of Exhibit

         23.0                                  Consent of Ernst & Young, LLP



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BOK FINANCIAL THRIFT PLAN FOR HOURLY
                                            EMPLOYEES

         Date:  June 27, 2001               By:  /s/ Gregg Jaynes
                -------------                    ----------------
                                            Gregg Jaynes
                                            Vice President,
                                            Manager of Corporate Compensation

                 BOK Financial Thrift Plan for Hourly Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2000 and 1999,
                    and for the Year ended December 31, 2000




                          Index to Financial Statements

Report of Independent Auditors.......................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................2
Statement of Changes in Net Assets Available for Benefits............3
Notes to Financial Statements........................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)........9

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


May 4, 2001

                 BOK Financial Thrift Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits


                                                          December 31
                                                    2000             1999
                                              ----------------------------------
Assets
Investments:
   BOKF Common Stock                            $     24,779    $      14,908
   American Performance Funds:
     Growth Equity Fund                                 6,052             699
     Equity Fund                                       11,626           7,250
     Cash Management Fund                               4,786           1,356
     Intermediate Bond Fund                             5,561           3,672
   SEI Funds:
     S&P 500 Index Fund                                23,692          14,637
     Stable Asset Fund                                  6,228           3,178
     Equity Income Fund                                11,699           7,226
   American Advantage Funds:
     Balanced Fund                                      3,503           2,107
     International Equity Fund                          4,666           1,909
   Neuberger and Berman Genesis Trust Fund              7,497           3,190
   Participant Loans                                      878               -
                                              ----------------------------------
Total investments                                     110,967          60,132

Cash                                                    2,518           3,633
Accrued interest receivable                               104              44
                                              ----------------------------------
Total assets                                          113,589          63,809

Liabilities
Due to broker                                           2,343           3,334
                                              ----------------------------------
Net assets available for benefits               $    111,246    $      60,475
                                              ==================================


See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions
Investment income:
   Interest and dividends                                    $       1,339
   Net appreciation in fair value of investments                        26
                                                           -------------------
                                                                     1,365

Contributions:
   Participant                                                      50,475
   Employer                                                         17,853
                                                           -------------------
Total additions                                                     69,693

Deductions
Benefits paid directly to participants                              18,922
                                                           -------------------
Net increase                                                        50,771
Net assets available for benefits at beginning of year              60,475
                                                           -------------------
Net assets available for benefits at end of year             $     111,246
                                                           ===================


See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 2000


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1999, through a resolution of the Board of Directors dated December 30, 1998, the BOK Financial Thrift Plan for Hourly Employees was established. The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and have completed at least one year of service (equivalent to 1,000 hours) and who are compensated on an hourly basis, except those covered under a collective bargaining agreement and those treated as independent contractors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 12% of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions to the Plan. The sum of the percentage of pre-tax and after-tax contributions shall not exceed 20% of each participant's compensation.

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2000, the entire matching contribution of $17,853 was made in cash.

                 BOK Financial Thrift Plan for Hourly Employees

1. Description of Plan (continued)

For 2000, the Employer matching contribution ranges from $.40 to $1.00 for each dollar of the participant's contribution, up to 5% of compensation, based on each participant's years of service as follows:

                   Years of Service            Matching Percentage
------------------------------------------ ------------------------------

Less than three years                                 40%
At least three, but less than seven, years            60%
At least seven, but less than ten, years              80%
Ten or more years                                    100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2000.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participants' accounts. The interest rate in effect during 2000 was 9.5%. Repayment is made by payroll withholdings of level installments of principal and interest.

Payment of Benefits

A participant who terminates employment with a vested account balance of less than $5,000 will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment as an employee after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2000, forfeitures of $1,986 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for loan origination fees, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2000, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                         Net Appreciation
                                                        (Depreciation) in
                                                            Fair Value
                                                          of Investments
                                                      -----------------------

             BOKF Common Stock                              $    2,446
             Registered investment companies                    (2,420)
                                                      -----------------------
                                                            $       26
                                                      =======================

The fair value of individual investments that represent 5% or more of the Plan's net assets are separately identified in the financial statements.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 24, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULE

                BOK Financial Thrift Plan for Hourly Employees

                           EIN: 73-0780382 Plan #: 004

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                 (c)
                 (b)                  Description of Investments,          (e)
      Identity of Issuer, Borrower,   Including Maturity Date, Rate      Current
 (a)   Lessor, or Similar Party       of Interest, or Maturity Value      Value
--------------------------------------------------------------------------------

  *  BOK Financial Thrift Plan for
     Hourly Employees                 BOKF Common Stock              $    24,779

  *  Bank of Oklahoma, N.A.           American Performance Funds:
                                         Growth Equity Fund                6,052
                                         Equity Fund                      11,626
                                         Cash Management Fund              4,786
                                         Intermediate Bond Fund            5,561
  *  Bank of Oklahoma, N.A.           SEI Funds:
                                         S&P 500 Index Fund               23,692
                                         Stable Asset Fund                 6,228
                                         Equity Income Fund               11,699
  *  Bank of Oklahoma, N.A.           American Advantage Funds:
                                         Balanced Fund                     3,503
                                         International Equity Fund         4,666

  *  Bank of Oklahoma, N.A.           Neuberger and Berman Genesis
                                         Trust Fund                        7,497

  *  Participant Loans                   Interest rate of 9.5%               878

                                                                   -------------
                                                                     $   110,967
                                                                   =============

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.